                                                                [LANDACORP LOGO]

                                                                    EXHIBIT 20.2

News for Immediate Release

For more information contact:     Steve Kay
                                  Landacorp, Inc.
                                  530-891-0853
                                  spk@landacorp.com


          LANDACORP POSTS RECORD REVENUE FOR THIRD CONSECUTIVE QUARTER


ATLANTA, GA. (November 2, 2000) -- Landacorp, Inc. (NASDAQ: LCOR), a leading provider of Internet- and Windows(R)-based medical management solutions to health plan and healthcare delivery organizations, today reported record results for the third quarter ended September 30, 2000.

Total revenues for the third quarter of 2000 increased 64% to $4.0 million from revenues of $2.4 million in the corresponding period of 1999. The Company reported a net loss of $530,000, or $0.04 per share, in the third quarter of 2000, compared with a net loss of $548,000, or $0.42 per share in the corresponding period of 1999. Excluding stock-based compensation and goodwill, the Company reported a net loss of $66,000, less than $0.01 per share in the third quarter of 2000. (NOTE: THE CONSENSUS ESTIMATE OF A NET LOSS OF $0.05 PER SHARE EXCLUDES THE STOCK-BASED COMPENSATION AND GOODWILL, AND SHOULD BE COMPARED WITH THE REPORTED NET LOSS OF $0.005 PER SHARE.) This compares with a net loss of $34,000, or $0.03 per share, in the corresponding period of 1999.

Total revenues for the first three quarters of 2000 increased 36% to $9.6 million from revenues of $7.1 million in the corresponding period of 1999. The Company reported a net loss of $3.7 million, or $0.33 per share, in the first three quarters of 2000, compared with a net loss of $1.5 million, or $1.21 per share, in the corresponding period of 1999. Excluding stock-based compensation, goodwill and a one-time IPO-related bonus payment, the Company reported a net loss of $1.7 million, or $0.15 per share, in the first three quarters of 2000. This compares with a net profit of $60,000 or $0.05 per share, in the corresponding period of 1999.

A BOLD STEP FORWARD

"I am again pleased to report that we have beaten our planned results, as well as equaled analysts' revenue targets," said Landacorp President and CEO, Gene Cattarina. "Our net loss for the quarter was less than published projections. Additionally, I can report that our cash burn for the quarter was just slightly over $700,000. This is well short of our planned $1.5 million burn rate per quarter that we had anticipated for this year. Overall, it's a positive performance that has kept us ahead of our plan year to date.

"Clearly, I think our big news is the bold step we have taken with of our acquisitions of ProMedex and PatientCentrix, which we announced earlier today," said Mr. Cattarina. "These acquisitions have clearly positioned us among the industry's most comprehensive end-to-end medical



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LANDACORP POSTS RECORD THIRD-QUARTER RESULTS
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NOVEMBER 2, 2000

management services. And, in doing so, opened up significant opportunities in population health management, which include disease management, predictive modeling and preventive intervention. These capabilities are a natural fit with our core Landacorp software applications. The combined expertise of the three organizations will enable us to package a range of population health management services that will allow our payer clients to work cost effectively with chronically ill patients as well as target patients at risk. As Al Lewis, Executive Director of the Disease Management Consortium, stated in today's announcement, this is a compelling revenue opportunity.

"I believe the population health management arena is key to our future growth strategy and we will be working diligently to integrate and position ourselves with these two acquisitions as we move forward into next year. Of even greater importance to our shareholders, is my belief that we have taken an important step forward in realizing the strategies that drove our IPO last February," Mr. Cattarina concluded.

FURTHER DETAILS OF THE PREVIOUSLY ANNOUNCED PROMEDEX AND PATIENTCENTRIX ACQUISITIONS

Terms of the acquisition of ProMedex, which was closed October 27, 2000, include cash at the closing of approximately $585,000, together with 250,000 shares that will be issued on Friday, November 3, 2000. The deal also includes issuing new incentive stock options to certain key employees of ProMedex to acquire approximately 715,000 shares of Landacorp stock.

The principal terms of the PatientCentrix acquisition, which became effective on November 2, 2000, include $2 million in cash to the shareholders, and $3.2 million in cash to the shareholders and option holders of PatientCentrix, pro-rata to their rights to PatientCentrix stock. Additionally, based on the total contract value of sales for PatientCentrix software and services capped at $50 million in orders for the twelve months from the closing of the acquisition; up to $6 million in additional cash will be paid to the shareholders and option holders of PatientCentrix, prorata to their rights to PatientCentrix stock. Prior to the closing, PatientCentrix was also allowed to distribute its cash to its shareholders and option holders pro rata to their rights to PatientCentrix stock. Landacorp issued 1,157,000 shares of its stock to the PatientCentrix stockholders and Landacorp assumed the PatientCentrix option plan that has issued rights to acquire up to approximately 1,583,000 shares of Landacorp. Landacorp has the right to repurchase up to 30% of the stock and cancel up to 30% of the options, should key individuals leave the company within the first three years. Additionally, 10% of the all of the acquisition consideration is subject to escrow arrangements.

The shares of common stock of Landacorp that were issued to acquire PatientCentrix and ProMedex are restricted. However, Landacorp has granted standard "piggy-back" registration rights to the shares used to acquire the business and assets of ProMedex. Landacorp has granted registration rights to the shares used to acquire the PatientCentrix business, including unlimited "piggy-back" registrations, subject to any applicable underwriter cut-back, and one demand



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LANDACORP POSTS RECORD THIRD-QUARTER RESULTS
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NOVEMBER 2, 2000

registration right pursuant to which the shareholders may demand that Landacorp file a registration statement on Form S-3 to register up to all of the shares of Landacorp common stock held by them; provided, however, that such demand right shall only be exercisable on or after the first anniversary of Landacorp's initial public offering, and then, only if the average closing price for one share of Landacorp common stock for the ten days prior to the date of such exercise, as quoted on the Nasdaq Stock Market, exceeds $7.00.

Further discussion of these acquisitions will take place during a conference call on Friday, November 3, 2000. The call may be heard online at: www.landacorp.com, www.StreetEvents.com, or www.vcall.com beginning at 11:00 a.m. ET.

LANDACORP: THE E-MEDICAL MANAGEMENT COMPANY

Landacorp offers healthcare payers and providers Internet- and Windows-based medical management solutions that are designed to control the cost and improve the quality of healthcare delivery. Landacorp's medical management solutions--MAXSYS II(TM) for healthcare providers, and MAXMC(TM) and E-MAXMC(TM) for managed care organizations--automate and streamline administrative and business processes, minimize inefficient paper-, fax-, and phone-based communications, and facilitate interaction among various healthcare participants. The company's products are implemented at more than 160 client sites.

Through its recently acquired iHealthMedia(sm) division, Landacorp also provides interactive media strategies, and Internet and extranet site development to help payers and providers better connect with their stockholders.

Landacorp's corporate headquarters and sales and marketing offices are located in Atlanta, GA. Research and development and client services operations are located in Chico, CA. iHealthMedia.com is located in Portland, OR. Additional sales and service offices are located across the country.

        This release contains information about future expectations, financial performance, plans and prospects of Landacorp's management that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors including, but not limited to, Landacorp's dependence on a limited number of products with limited market acceptance and other factors that are discussed in the Company's Registration Statement on Form S-1 and other documents periodically filed with the SEC. Examples of such forward looking statements include statements about anticipated markets for population health management services; statements about synergies among our products and the product offerings of ProMedex and PatientCentrix; and statements about expected revenue opportunities and growth resulting from the combination of Landacorp, ProMedex and PatientCentrix. These statements involve risks and uncertainties including, but not limited to, the risk that the market for population health management services does not develop as anticipated; and the risk that we are unable to successfully integrate our products with ProMedex and PatientCentrix products and capitalize on the anticipated synergies and revenue growth opportunities resulting from the combination of the companies.



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LANDACORP POSTS RECORD THIRD-QUARTER RESULTS
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NOVEMBER 2, 2000


LANDACORP, INC.

                                                     IN $'000s EXCEPT PER SHARE DATA
Condensed Statement of Operations:                Three months              Nine months
                                                 ended Sept 30,            ended Sept 30,
                                               2000          1999         2000         1999
                                                               (unaudited)
Total revenues                                 3,968        2,416         9,643        7,067
Costs and expenses:
Cost of revenues                               1,269          890         3,740        2,663
Sales and marketing                            1,600          790         4,927        2,294
Research and development                       1,013          470         2,505        1,241
General and administrative                     1,155          837         3,480        2,393
Total costs and expenses                       5,037        2,987        14,652        8,591
Loss from operations                          (1,069)        (571)       (5,009)      (1,524)

Interest and other income                        548           27         1,331           76
Interest expense                                  (9)          (4)          (34)          (4)
Net loss                                        (530)        (548)       (3,712)      (1,452)
Net loss per share:
   Basic and diluted                           (0.04)       (0.42)        (0.33)       (1.21)

Net loss, pre-adjustment (see above)            (530)        (548)       (3,712)      (1,452)
Add back of adjusting items (see below)          464          514         1,965        1,512
Adjusted net (loss)/profit                       (66)         (34)       (1,747)          60
Adjusted net (loss)/profit per share:
   Basic                                      (0.005)       (0.03)        (0.15)        0.05

Adjusted net loss and Adjusted net loss per share excludes stock-based compensation, goodwill amortization arising from the purchase of iHealthMedia.com and a one-time IPO-related bonus payment to an officer. Adjusted net loss and Adjusted net loss per share are not standard accounting terms or ratios as defined by GAAP and should not be used instead of the, or as the preferred, standard Net loss and Net loss per share calculations to evaluate our company's performance.

The total number of shares used for the calculations of net loss per share are as follows:

                                                     THOUSANDS OF SHARES IN ISSUE
Weighted average shares:                           Three months         Nine months
                                                   ended Sept 30,       ended Sept 30,
                                                   2000      1999      2000      1999
                                                               (unaudited)
Basic and diluted shares in issue                 12,976     1,293    11,352     1,204



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Landacorp Posts Record Third-Quarter Results
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November 2, 2000

Landacorp, Inc.
Condensed Balance Sheet:

                                                                                In $'000s
                                                                               (unaudited)
                                                                         Sept. 30       Dec. 31
                                                                           2000           1999
Assets:
Current assets:
   Cash and cash equivalents                                              32,071         1,884
   Accounts receivable and costs and estimated earnings
      in excess of billings on uncompleted contracts, net                  4,084         2,090
   Other current assets                                                      341           164
      Total current assets                                                36,496         4,138
Property and equipment, net                                                1,456         1,057
Intangible assets, net                                                       919            --
Capitalized software, net                                                     49            61
Deferred offering costs                                                       --           595
Other assets                                                                  16             8
Total assets                                                              38,936         5,859

Liabilities:
Current liabilities:
   Accounts payable                                                          367           463
   Accrued expenses                                                        2,094         1,804
   Deferred revenue and billings in excess of costs and
      estimated earnings on uncompleted contracts                          2,677         2,637
   Current portion of long-term debt                                         259           277
      Total current liabilities                                            5,397         5,181
Long-term debt, net of current portion                                       146           164
Current liabilities and long-term debt                                     5,543         5,345
Stockholders' equity:
   Preferred Stock, $0.001 par value, aggregate liquidation amount
      $8,160,000 at December 31, 1999; 8,000,000 shares authorized;
      6,800,000 shares issued
      and outstanding at December 31, 1999; none at Sept 30, 2000             --             7
   Common Stock, $0.001 par value, 15,000,000 shares
      authorized; 2,610,000 and 13,706,000 shares issued
      and outstanding                                                         14             3
   Additional paid-in capital                                             52,575        16,955
   Notes receivable from officers                                           (187)         (189)
   Unearned stock-based compensation                                      (1,679)       (2,645)
  Accumulated deficit                                                    (17,330)      (13,617)
      Total stockholders' equity                                          33,393           514
Total liabilities and stockholders' equity                                38,936         5,859

           Browse the Landacorp web-site at http://www.landacorp.com.



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Landacorp Posts Record Third-Quarter Results
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November 2, 2000

Landacorp, ProMedex, PatientCentrix, iHealthMedia, Maxsys II, maxMC, and e-maxMC and their associated logos are trademarks, registered trademarks, or service marks of Landacorp, Inc. Windows is a registered trademark of Microsoft
                                  Corporation



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